VIA EDGAR

May 1, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Offering Statement on Form 1-A Filed January 22, 2024 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 16, 2024, commenting on the Company’s Offering Statement on Form 1-A filed January 22, 2024 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Offering Statement on Form 1-A

Cover Page

1.                     We note that you are offering up to 25,000,000 shares on a "best-efforts" basis at an estimated price range per share of $0.02 to $0.06 per share. Please confirm that you will comply with Rule 253(g)(1) of Regulation A to timely file an offering circular supplement that discloses the fixed price to be used for the duration of the offering.

Response: In response to this comment, the Company, hereby confirms that, in accord with Rule 253(g)(1) of Regulation A, a final offering circular that discloses the fixed price to be used for the duration of the offering will be filed with the Commission no later than two business days following the earlier of the date of determination of the offering price or the date the offering circular is first used after qualification in connection with a public offering or sale. A statement to this effect has been added to the cover page of the Offering Circular.

Summary Information

The Company, page 3

2.                  We note your disclosure here, indicating the "Company has registered office in Reno and with offices in Hong Kong, Manado, Indonesia and Melbourne, Australia. The executive offices are located at 12121 Wilshire Blvd, Los Angles, CA 90025, and our telephone number is (410) 825-3930." However, you subsequently disclose on page 18 that the "Company has its registered office in Reno NV and has offices in Alberta Canada, Manado Indonesia and Melbourne Australia. The US office of the Company is located at 1 East Liberty, Reno NV 89501 and our telephone number is (775) 2345221." Please reconcile or advise the difference between the executives offices and the company's registered office and explain the different address and contact information.

Response: In response to this comment, the Company has amended the Offering Statement where necessary to update and clarify these disclosures to state that the Company’s registered office is in Reno, NV.

Dilution, page 15

3.                  Please tell us how you derived $6,961,000 for net tangible book value and $0.55 per share as of August 31, 2023. In addition, revise to disclose clearly on what date your dilution disclosures are based. In this regard, we note your net tangible book value and per share amounts were as of August 31, 2023, but you also disclose the calculations were based on 75,453,370 common shares issued and outstanding as of December 28, 2023.

Response: In response to this comment, the Company has amended the Offering Statement to revise and correct the Dilution section.

4.                  Please revise your dilution disclosure to illustrate the per share dilution to new investors assuming the sale of 100%, 75%, 50% and 25% of the shares offered for sale in this offering.

Response: In response to this comment, the Company has amended the Offering Statement to add these disclosures to the table in the Dilution section.

Legal Proceedings, page 21

5.                  You disclose in part that you "are not aware of any pending legal proceedings, to which we are a party or of which any of our property is the subject." Please revise to disclose any legal proceedings material to your business or financial condition. For example, to the extent material please provide details regarding the SRAX, Inc. litigation for which a Notice of Removal from the Superior Court of the State of California for the County of Ventura to the United States District Court for the Central District of California was filed on December 7, 2023. Refer to Item 7(a)(1)(vi) of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement where indicated to describe and disclose the SRAX action, as well as to provide a description of the settlement agreement reached in that case.

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Part II and III

Description of Property, page 22

6.                  We note that you have identified two or more properties though have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K. For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1) and production numbers and other information to comply with Item 1303(b)(2); while the individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system, along with the other disclosure required under Item 1304(b).

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

Response: In response to this comment, the Company has amended the Offering Statement to include the summary as requested, as well as more detailed information about each of the Company’s individual properties, disclosing all material information known to the Company.

7.                  We note that you do not appear to have mineral reserves as defined under Item 1301 of Regulation S-K. Properties with no mineral reserves should be described as exploration stage properties and issuers with no mineral reserves should be described as exploration stage issuers, consistent with the definitions under Item 1301 of Regulation S-K. Please revise your filing to describe your properties as exploration stage properties and your company as an exploration stage issuer.

Response: In response to this comment, the Company has amended the Offering Statement throughout to refer to its properties as exploration stage properties and remove any references to gold reserves, reserve estimates, or similar material.

8.                  We note that you disclose a gold reserve estimate on page 22 of your filing. Please revise to remove estimates that have not been prepared by a qualified person and are not based on a preliminary feasibility study or feasibility study. See Item 1302(a) of Regulation S-K and Item 1302(e) of Regulation S-K, respectively.

Response: In response to this comment, the Company has amended the Offering Statement to delete this disclosure.

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9.                  Please revise to include the internal controls disclosure as required by Item 1305 of Regulation S-K.

Response: In response to this comment, the Company has amended the Offering Statement to add the following disclosure:

“To date, the Company has not engaged in significant exploration and mineral resource and reserve estimation efforts. Accordingly, no quality control or quality assurance programs, nor any system for the verification of analytical procedures has yet been developed. The Company expects to develop appropriate programs and systems in connection with the mineral resource and reserve estimation efforts it plans to undertake in the future.”

Directors, Executive Officers and Significant Employees, page 27

10.              Please revise your tabular disclosure to provide the term of office, and approximate hours per week of executive officers if less than full time. See Item 10 of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement to include the term of office for each officer and director in the table, and to include the approximate number of hours per week for the executive officers.

Compensation of Directors and Executive Officers, page 29

11.              Please explain your CEO and director Nils A. Ollquist's total compensation of "100,000x" as disclosed in your table. Please also revise your total compensation column to total all cash and non-cash compensation paid to your directors and executive officers during the last fiscal year ended November 30, 2023. Please also populate or revise to explain the "xxxx" placeholders in your table, and placeholders in your narrative disclosure marked "Pending." Refer generally to Item 11 of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement at this section to update and complete the disclosures.

Unaudited Consolidated Balance Sheet, page F-1

12.              For periods presented, please provide footnote disclosures under applicable US GAAP for inventory, property, plant and equipment, land usage rights, receivable due from non affiliate, convertible notes and income taxes.

Response: In response to this comment, these matters have been addressed as appropriate in the footnotes to the updated financial statements provided in the amended Offering Statement.

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1. Summary of Significant Accounting Policies, page F-5

13.              For your interim financial statements, please provide a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

Response: The financial statements have been updated in the Offering Statement to reflect the Company’s fiscal years ended November 30, 2022 and 2023. This statement will be included in any future interim financial statements that may be included in the Offering Statement prior to qualification.

14.              We note your revenue recognition policy is boilerplate. Please revise your revenue recognition policy on pages F-9 and F-19 to describe your revenue generating activities and disclose how you recognize revenues under ASC 606 from your revenue generating activities.

Response: In response to this comment, the revenue recognition policy has been expanded in the footnotes to the updated financial statements provided in the amended Offering Statement.

15.              We note your consolidated financial statements are presented in United States dollar. Please disclose what your functional currency is and tell us where you present foreign currency translation gain or loss and foreign currency transaction gain or loss in your financial statements. See ASC 830.

Response: The Company’s reporting currency is the U.S. Dollar, whereas its gold producing subsidiary operates with the Indonesian Rupiah as its functional currency. However, it should be noted that, while sales are invoiced in local currency, the sales price for the Company’s gold sales are fixed to the prevailing gold price in U.S. Dollars at the time of sale. Given the complexity of the Company’s production and sales structure and the multiplicity of sales recorded each month, the Company has faced challenges in fully implementing ASC 830 requirements. Consequently, the income statement and balance sheet of the gold producing subsidiary are traditionally translated into US Dollars for consolidation purposes, with any foreign currency translation and transaction gains/losses being amalgamated within this process, rather than being separately identified for consolidation. Currently, the Company is actively engaged in enhancing its compliance with ASC 830.

3. Events After the Reporting Period, page F-9

16.              We note from your unaudited consolidated statement of changes in stockholders’ equity on page F-3 that you had 60,703,370 shares of common stock as of August 31, 2023. We also note from page 15 that you have 75,453,370 shares of common stock issued and outstanding as of December 28, 2023. Please disclose when and how these additional shares were issued subsequent to August 31 , 2023.

Response: The Offering Statement, as amended, reflects the annual financial statements of the Company for the year ended November 30, 2023, which reflect all additional stock issuances up to that date. A portion of these shares were issued upon conversion of convertible notes and have been described elsewhere in the Offering Statement in response to Comment No. 19, below.

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Exhibits

17.              Please file the Exchange Agreement between the Company and the SL Stockholders as an exhibit to your offering statement or tell us why you do not believe you are required to do so. Refer to Item 17(7) of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement to include this agreement and new Exhibit 6.1.

General

18.              Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to conduct a Regulation A offering. In this regard, while you have a registered office in Nevada, you disclose that you are an operator of producing gold properties in the Republic of Indonesia, and it appears that your management team is predominantly based outside of the United States or Canada. To clarify whether your principal place of business is in the United States or Canada, please tell us whether your officers primarily direct, control, and coordinate your activities from the Unites States or Canada. For guidance, see Rule 251(b)(1) of Regulation A and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: As discussed in the amended Offering Statement, on June 4, 2021, the Company acquired entered 2206555 Alberta Inc., an Alberta company d/b/a Gennex Gold (“Gennex”) under a Securities Exchange Agreement. As discussed in the amended Offering Statement, Gennex holds the ownership rights in the Moosehorn Gold Project located in the Yukon Territory, Canada. The Moosehorn project consists of approximately 6,000 hectares, and includes an accommodation camp, airstrip, fuel depot and a comprehensive inventory of heavy equipment including excavators, diggers, ore trucks and a large ball mill. The Moosehorn Project has been partially surveyed under Canadian NI 43-101 requirements. In order acquire Gennex, the Company issued the equivalent of 25% of its total issued and outstanding shares at the time, and is committed to pay a total of $1,650,000.

In terms physical size, total estimated gold resources under the NI 43-101 report, and overall value, the Moosehorn project in Canada is significantly larger than the Company’s operations in Indonesia. Further, the Company has acquired two additional properties in North America, the Atlin property in British Columbia and McArthur Creek property in Alaska. Following the acquisition of Gennex, as well as the properties in Alaska and British Columbia, the majority of the Company’s assets are now located in Canada and the U.S., and the Company expects that the Moosehorn project will soon comprise the bulk of its business operations.

In addition, the Company has recently appointed two new members of its board of directors, Rodney Johnston and Jeff Pittman, both of whom are residents and citizens of the U.S. Currently, one-half of the Company’s directors (Mr. Johnston, Mr. Pittman, and Mr. Kimball, a Canadian) are resident in North America.

Accordingly, the Company believes that its “principal place of business” should be deemed to be in North America at this time.

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19.              Please quantify the number of shares of common stock issued upon partial conversion of the notes that you reference in Section 6 of Part I of Form 1-A. In this regard we note that you had 60,703,370 shares of common stock issued and outstanding as of August 31, 2023 and that you have 75,453,370 shares of common stock issued and outstanding as of December 28, 2023. Please also include a discussion of the convertible note and common stock issuances in your Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: In response to this comment, the Company has amended the Offering Statement in Part I and under the Management’s Discussion and Analysis section to include a discussion of the convertible notes and the shares issued thereunder, and well as other stock issuances made as part of an exempt private offering.

20.              Please have your offering statement signed by the issuer, the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of your board of directors. Please see instructions to signatures for Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement to include the required signatures.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:        /s/ Joe Laxague

Joe Laxague, Esq.

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